Filed by Solexa, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Solexa, Inc.
Commission File No. 000-22570
The following e-mail was sent to all employees of Solexa, Inc. on December 21, 2006:
I would like to keep you updated on the status of our merger with Illumina. We have set January 26 as the date for the special meeting at which the stockholders of both Solexa and Illumina are expected to vote to approve the transaction. We expect the transaction to close very shortly after the meeting, at which time we will become a combined company.
We are delighted at this quick timing, which has accelerated relative to our expectations when we announced the deal last month. The two major prerequisites to close the transaction have been receiving US anti-trust clearance and obtaining shareholder approval. We have now passed the standard 30-day review period for US anti-trust, satisfying this condition. We and Illumina have prepared an S-4 proxy/prospectus, which Illumina filed with the U.S. Securities and Exchange Commission (SEC), as the document that is being sent to shareholders of both companies to vote on the transaction. The SEC elected not to review the S-4 proxy/prospectus and, as such, we have been able to set a January close. Such a review can be quite lengthy, as those of you who were involved in the business combination between Solexa and Lynx may recall.
Both companies have begun to focus on how the companies will operate after the merger is effective. We have established a steering committee consisting of John Stuelpnagel, Christian Henry and Paulette Cabral from Illumina and Linda Rubinstein, Frank Oaks, Tony Smith and Kathy San Roman from Solexa. The committee’s charter is to establish direction, organization and a “plan” for integrating the two companies. In addition to the steering committee, integration teams with representation from both companies are being formed. We will share more information on the teams and the process over time.
We realize that employees have a number of questions, and that additional questions may arise over time. We’d like to address as many of these questions as possible. To facilitate this, we will establish a confidential mailbox link (http://intranet-us/merger) which will also be accessible on the Solexa intranet where employees can anonymously submit their questions or concerns. Each week or so we will review the questions and send the questions and answers to all employees. The link will go directly to Kathy San Roman in HR.
The reaction from Solexa and Illumina’s stakeholders has been very positive. Many of our customers and investors have told us how pleased they are with the transaction and with the prospects for the combined company.
Solexa has made tremendous progress in recent months in all areas of the company. I want to reiterate how proud I am of our achievements.

I join with the entire management team to thank you again for your contribution to Solexa’s success.
I extend to you my best wishes for a healthy, happy and prosperous New Year.
John West
Forward Looking Statements
This email contains forward-looking statements that involve risks and uncertainties. Illumina and Solexa caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. Such forward looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina’s and Solexa’s filings with the SEC, including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements beyond the date of this release.
Additional Information about this Transaction
In connection with the proposed merger, Illumina filed with the SEC an amendment to its Registration Statement on Form S-4 that includes a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/ prospectus to their respective stockholders on or about December 21, 2006. Investors and security holders are urged to read the joint proxy statement/ prospectus regarding the proposed merger because it contains important information. You may obtain a free copy of the joint proxy statement/ prospectus and other related documents filed by Illumina and Solexa with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/ prospectus and the other documents may also be obtained for free by accessing Illumina’s website at www.illumina.com under the tab “Investors” and then under the heading “SEC Filings” or by accessing Solexa’s website at www.solexa.com under the tab “Investors” and then under the heading “SEC Documents”.
Participants in this Transaction
Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger are set forth in the Registration Statement on Form S-4 containing the joint proxy statement/ prospectus. You can find information about Illumina’s executive officers and directors in Illumina’s definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa’s executive officers and directors in Solexa’s definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents from Illumina or Solexa using the contact information below.